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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                             AETHLON MEDICAL, INC.
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                                (Name of Issuer)

                                 Common Stock
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                         (Title of Class of Securities)

                                   00808Y09
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                                 (CUSIP Number)

                           Christian J. Hoffmann, III
                        QUARLES & BRADY STREICH LANG LLP
                                 Renaissance One
                              Two N. Central Avenue
                             Phoenix, Arizona 85004
                                (602) 229-5200
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 December 12, 2005
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            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No. 00808Y09

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1     NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON

                     Ellen R. Weiner Family Revocable Trust
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   IRS ID #
                                                                 ---------------
                                                                          (a)
                                                                             ---
                                                                          (b)
                                                                             ---
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3     SEC USE ONLY
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4     SOURCE OF FUNDS                                                         PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)
                                                                       ---------
                                                                       ---------
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6     CITIZENSHIP OR PLACE OF ORGANIZATION                                    US
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7     NUMBER OF SHARES        SOLE VOTING POWER                       2,134,620*
                                                                      ---------
8     BENEFICIALLY OWNED      SHARED VOTING POWER
                                                                      ---------
9     BY EACH REPORTING       SOLE DISPOSITIVE POWER                  2,134,620*
                                                                      ---------
10    PERSON WITH             SHARED DISPOSITIVE POWER
                                                                      ---------
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON         2,134,620*
                                                                      ---------
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                      ----------
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    9.9%
                                                                            ---
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14    TYPE OF REPORTING PERSON                                                00
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*See Response to Item 5 below.


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ITEM 1. SECURITY AND ISSUER

      The title of the class of equity security to which this statement relates is Common Stock, $.001 par value. The Reporting Person owns four Series A Convertible Notes (the "Notes") with a total principal amount of $760,000 issued by the Issuer. The Notes are convertible into units (the "Units") at a price of $.20 per Unit. Each Unit is composed of one share of Common Stock and one Common Stock Purchase Warrant (the "Warrant") exercisable to purchase one share of Common Stock at a price of $.20 per share for a term of three years.

      The Issuer of the securities is Aethlon Medical, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 3030 Bunker Hill Street, Suite 4000, San Diego, CA 92109.

ITEM 2. IDENTITY AND BACKGROUND

      (a) The name of the Reporting Person filing this statement is the Ellen R. Weiner Family Revocable Trust, dated July 15, 2002, Ellen R. Weiner, trustee.

      (b) The business address of the Reporting Person is 10645 N. Tatum Boulevard, Suite 200-166, Phoenix, AZ 85028.

      (c) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding.

      (d) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (e) The trustee and beneficiary of Reporting Person, Ellen R. Weiner, is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Reporting Person used its personal funds to invest in the Notes.

ITEM 4. PURPOSE OF TRANSACTION

      This Schedule 13D is being filed because the Reporting Person acquired an additional (i) $130,000 principal amount of the Notes from the Issuer through its purchase of the Notes and (ii) 116,870 shares of Common Stock of the Issuer through certain open market purchases since the date of its last Report. Because of certain conversion and exercise limitations in the Notes and Warrants, however, the Reporting Person's beneficial ownership remained at 9.9%. See
Item 5 below. The Reporting Person purchased the Notes and thus the Common Stock underlying the Notes and Warrants for investment.

      Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) The Reporting Person beneficially owns 265,570 shares of Common Stock of the Issuer, not including the Common Stock underlying the Notes and Warrants. If the Reporting Person converted the entire principal amount of the Notes into Common Stock and exercised the Warrants, it would beneficially own 7,600,000 shares of Common Stock, which would represent 28.1% of the issued and outstanding Common Stock of the Issuer, not counting the Common Stock the Reporting Person has purchased in the open market. The Notes and the Warrants, however, contain provisions that the Reporting Person cannot, at any point, own more than 9.9% of the issued and outstanding Common Stock of the Issuer. Accordingly, the Reporting Person may convert the Notes or exercise the Warrants only to the extent that its total beneficial ownership interests of Common Stock will not exceed 9.9% after such action.

      (b) The Reporting Person has the sole power to vote and dispose of 265,570 shares of Common Stock of the Issuer, not including the Common Stock underlying the Notes and Warrants. In addition, if the Reporting Person converted its Notes and exercised the related Warrants, it would have the sole power to vote and dispose of 7,600,000 shares, subject to the 9.9% limitation noted above. The Reporting Person will, however, be able to vote the shares of Common Stock underlying the Notes and Warrants only if it converts the Notes into Common Stock and exercises the Warrants.

      (c) The Reporting Person or Ellen R. Weiner, the beneficiary of the Reporting Person, made the following purchases of Common Stock during the past 60 days in the open market for itself or other accounts of Ms. Weiner not previously reported: (i) 10,000 shares at $.35 on 11/28/05; (ii) 5,000 shares each at $.352 and at $.342 on 11/29/05; (iii) 10,000 shares at $.35 on
11/29/05; (iv) 3,500 shares at $.3228 on 11/29/05; (v)3,700 shares at $.2737 on
12/2/05; (vi) 5,000 shares each at $.292 and at $.287 on 12/5/05; (vii) 4,000 shares at $.2875 on 12/5/05; (viii) 13,500 shares at $.34 on 12/7/05; (ix)
5,000 shares at $.30 on 12/7/05; (x) 500 shares at $.2850 on 12/7/05; (xi)
1,670 shares at $.301 on 12/8/05; (xii) 5,000 shares at $.352 on 12/12/05;
(xiii) 10,000 shares at $.36 on 12/12/05; (xiv) 5,000 shares at $.35 on
12/12/05; (xi) 10,000 shares at $.38 on 12/12/05; (xvi) 5,000 shares at $.41 on
12/13/05; and (xvii) 10,000 shares at $.45 on 12/13/05.

      (d) No person is known to the Reporting Person to have any right to receive, or power to direct the receipt of, dividends from or the proceeds from the sale of any of the securities covered by this statement, except as provided herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The Reporting Person has no contracts, arrangements, understandings or relationships required to be reported under this Item 6, except the Notes, Warrants and a Registration Rights Agreement. The Registration Rights Agreement obligates the Issuer to file a registration statement with the Securities and Exchange Commission to register the Common Stock underlying the Notes and Warrants.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

      The following were filed as Exhibits to the original Schedule 13D:


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(i)   Form of Note;

(ii)  Form of Warrant; and

(iii) Form of Registration Rights Agreement.


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        ELLEN R. WEINER FAMILY
                                        REVOCABLE TRUST


December 16, 2005                       By: /s/ Ellen R. Weiner
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Date                                        Ellen R. Weiner, Trustee


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